Exhibit 99.1

News Release

May 9, 2019

TELUS reports strong results for first quarter 2019

Consolidated revenue, EBITDA and net income growth of 3.8, 8.6 and 6.1 per cent, respectively (including impact of IFRS 16 in 2019)

Strong customer growth, including 99,000 new customer additions, reflecting 11,000 mobile phone, 49,000 connected wireless devices, 22,000 Internet and 17,000 TV net additions, up 50 per cent over last year, and supported by expanding PureFibre network now covering   63 per cent of our high-speed broadband footprint and world leading wireless network

Mobile phone churn of 1.02 per cent; 8 basis-point improvement and first quarter record low for TELUS

Quarterly dividend increased to $0.5625 per share, our 17th dividend increase since 2011

Extending industry-best dividend growth program for additional three years targeting      7 to 10 per cent annual growth for 2020 through 2022

Vancouver, B.C. — TELUS Corporation today released its unaudited results for the first quarter of 2019. For the quarter, consolidated operating revenue of $3.5 billion increased by 3.8 per cent over the same period a year ago. This growth was driven by higher wireless and wireline data services revenue growth. Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 8.7 per cent to $1.4 billion due to higher revenue growth and wireless equipment margins, growth in wireline data service margins, the implementation of IFRS 16 on certain expenses, as well as EBITDA contribution from our customer care and business services (CCBS) and TELUS Health businesses. This growth was partly offset by declines in wireline legacy voice and legacy data services and a decline in the EBITDA contribution from our business services. When excluding restructuring and other costs, Adjusted EBITDA was up 8.6 per cent. Applying a retrospective IFRS 16 simulation to fiscal 2018 results, pro forma Adjusted EBITDA growth was approximately 4.4 per cent.

For the quarter, net income of $437 million increased by 6.1 per cent over the same period a year ago as EBITDA growth was partly offset by higher depreciation and amortization due to growth in our asset base, resulting from investments in our broadband technologies and from business acquisitions, as well as increased financing costs. Additionally, $48 million of the increase in depreciation and $15 million of the increase in financing costs resulted from the application of IFRS 16 as we did not retrospectively adjust amounts reported for periods prior to fiscal 2019. Basic earnings per share (EPS) of $0.71 rose by 2.9 per cent over the same period last year. When excluding restructuring and other costs, Adjusted net income of $453 million increased by 4.1 per cent over the same period a year ago, while adjusted basic EPS of $0.75 rose by 2.7 per cent.

“TELUS achieved strong financial and operational results in the first quarter, including high quality smartphone-centric mobile phone net additions and vigorous connected device growth in wireless, alongside ongoing robust wireline customer growth”, said Darren Entwistle, President and CEO. “Without question, our continued strong performance is owing in no small part to our team’s unparalleled dedication to providing exceptional customer experiences. TELUS, once again, achieved industry-leading wireless loyalty, with a record first quarter low mobile phone churn of 1.02 per cent. This unrelenting commitment to our Customers First promise is buttressed by our meaningfully differentiated product offerings, as well as the ongoing significant investments we are making synergistically in our world-leading broadband network and technologies across both our wireless and wireline operations.”

Mr. Entwistle added, “Our acquisition of important 600 MHz spectrum licences in the recent spectrum auction will further support TELUS in delivering enhanced mobile broadband connectivity to our customers in both urban and rural communities, which is critical as the demand for wireless data continues to grow. Indeed, today Canadians enjoy the second fastest networks in the world, and TELUS has been recognized in Ookla’s analysis of Speedtest Intelligence data as having the fastest network in Canada. Importantly, the acquisition and deployment of this spectrum will ensure we continue to provide citizens from coast to coast with globally leading network quality, speed and coverage, while bolstering the advancement of our national 5G growth strategy.”

“Today, we are pleased to announce the extension of our multi-year dividend growth program from 2020 through 2022, targeting annual growth of 7 to 10 per cent. This extension reflects TELUS’ confidence in future market opportunities stemming from our longstanding and successful growth strategy. This range will enable TELUS to continue to simultaneously make the critical strategic investments in our advanced broadband network and quality customer growth that underpin our ongoing profitability and free cash flow expansion which, in turn, support the return of cash to shareholders. We have established an enviable track record in respect of an attractive balance sheet and strong operational performance, which enable us to successfully undertake and extend our consistent, transparent and industry-leading shareholder-friendly program. Furthermore, today’s dividend increase represents the 17th semi-annual increase over the course of our multi-year dividend growth program, originally introduced in May 2011. Indeed, between 2004 and April 2019, TELUS has returned $16.7 billion to shareholders, including $11.5 billion in dividends, representing $28 per share,” Mr. Entwistle added.

“As a company that believes in the profound connection between the success of our business and the welfare of our communities, our TELUS team has volunteered 1.3 million days of caring and gifted $682 million in philanthropy since 2000 to create stronger, healthier communities where we live, work and serve. Moreover, TELUS has contributed more than $39 billion in total tax and spectrum remittances to our federal, provincial and municipal governments since 2000, supporting economic, educational, cultural, environmental and health opportunities for Canadians,” Mr. Entwistle concluded.

Doug French, Executive Vice-president and Chief Financial Officer, said, “For the first quarter of 2019, TELUS delivered healthy results across wireless and wireline, in-line with our 2019 targets. The strategic investments we are making in our leading broadband technologies, including our valuable investment in 600 MHz wireless spectrum, continue to advance our network leadership position and support profitable, economically accretive customer growth.”

Mr. French added, “Our consistent execution, healthy balance sheet and strong cash flow outlook, including our expectations for moderating capital expenditures, provides our team with the confidence to extend our multi-year dividend growth program through 2022. Our capital return program continues to be balanced with making the right strategic investments to further advance our growth strategy, and our commitment to maintain investment-grade credit ratings.”

“Beginning with our first quarter of 2019, TELUS has modernized our corporate reporting as it relates to our wireless subscriber results, aligning with notable, large global peers. Specifically, we have made the strategic decision to begin disclosing mobile phones and mobile connected devices as separate subscriber bases and net additions. We will continue to report on a blended basis, mobile phone average revenue per subscriber unit per month (ARPU) and mobile phone average billing per subscriber unit per month (ABPU), as well as mobile phone churn, which will be reflective of the mix of postpaid and prepaid within our mobile phones subscriber base. Importantly, we have adjusted certain 2018 quarterly metrics where applicable to ensure comparability. Our updated disclosure is consistent with how we look at value creation of overall customer loading, and the associated margin and economics in terms of lifetime value and EBITDA growth, and further enhances the transparency of our disclosure on customer loading. Notably, first quarter mobile phone customer growth was substantially all driven by higher-value, smartphone-centric loading,” concluded Mr. French.

In wireless, external revenue increased by 1.8 per cent, reflecting network and equipment and other service revenue growth of 1.4 per cent and 3.9 per cent respectively. Network revenue growth was driven by a 4.9 per cent increase in our subscriber base, partly offset by lower mobile phone ARPU from declining chargeable data usage, the competitive environment putting pressure on base rate plan prices including larger data buckets and the changing customer mix.

In wireline, external revenue increased by 6.4 per cent driven by data services revenue growth of 12 per cent, reflecting higher customer care and business services (CCBS) revenues due to increased business volumes from organic growth and business acquisitions, increased Internet and enhanced data service revenues from higher revenue per customer and continued Internet subscriber growth, increased TELUS Health revenues driven by business acquisitions and organic growth, revenues from our home and business smart technology (including security) service offerings and increased TELUS TV revenues from subscriber growth.

In the quarter, we added 99,000 new wireless, Internet and TELUS TV customers, up 33,000 or 50 per cent over the same quarter a year ago. The higher net additions included 11,000 mobile phones, 49,000 mobile connected devices, 22,000 Internet subscribers and 17,000 TELUS TV customers. Our total wireless subscriber base of 9.7 million is up 4.9 per cent over the last twelve months, reflecting a 3.1 per cent increase in our mobile phones subscriber base to 8.5 million and a 19 per cent increase to our connected devices subscriber base to 1.3 million. Our Internet connections of 1.9 million are up 7.4 per cent and our TELUS TV subscriber base stands at 1.1 million.

Consolidated capital expenditures of $646 million declined by 0.6 per cent. At the end of the quarter, approximately 1.94 million premises, or 63 per cent of our high-speed broadband footprint of more than 3.1 million premises, were covered by TELUS PureFibre. This is an increase of approximately 400,000 PureFibre premises over the last twelve months.

Free cash flow of $153 million decreased by 66 per cent over the same period a year ago as EBITDA growth was offset by higher cash income taxes paid as expected, including a one-time cash tax catch-up payment of $270 million, increased restructuring and other costs disbursements, and increased interest paid. Free cash flow before income taxes increased slightly by 1.0 per cent to $504 million.

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ millions, except per share amounts	Three months ended March 31(1)		Per cent
(unaudited)	2019	2018	change
Operating revenues	3,506	3,377	3.8
Operating expenses before depreciation and amortization	2,127	2,108	0.9
EBITDA(2)	1,379	1,269	8.7
Adjusted EBITDA(2)(3)	1,415	1,303	8.6
Net income	437	412	6.1
Adjusted net income(4)	453	435	4.1
Net income attributable to common shares	428	410	4.4
Basic EPS	0.71	0.69	2.9
Adjusted basic EPS(4)	0.75	0.73	2.7
Capital expenditures(5)	646	650	(0.6)
Free cash flow before income taxes(6)	504	499	1.0
Free cash flow(6)	153	443	(65.5)
Total subscriber connections(7)(8) (thousands)	13,979	13,431	4.1

(1)         Our results for 2019 reflect the application of IFRS 16, Leases. Our results for periods prior to fiscal 2019 have not been retrospectively adjusted.

(2)         EBITDA is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. We issue guidance on and report EBITDA because it is a key measure used to evaluate performance. For further definition and explanation of this measure, see ‘Non-GAAP and other financial measures’ in this news release.

(3)         Adjusted EBITDA for the first quarters of 2019 and 2018 excludes restructuring and other costs of $36 million and $34 million respectively.

(4)         Adjusted net income and adjusted basic EPS are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding from net income attributable to common shares and basic EPS (after income taxes), restructuring and other costs. For further analysis of adjusted net income and adjusted basic EPS, see ‘Non-GAAP and other financial measures’ in this news release.

(5)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

(6)         Free cash flow is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. For further definition and explanation of this measure, see ‘Non-GAAP and other financial measures’ in this news release.

(7)         The sum of active mobile phone subscribers, mobile connected device subscribers, Internet access subscribers, residential voice subscribers and TELUS TV subscribers, measured at the end of the respective periods based on information in billing and other systems. Effective April 1, 2018, and on a prospective basis, we have adjusted cumulative subscriber connections to remove approximately 68,000 TELUS TV subscribers as we have ceased marketing our Satellite TV product. Fourth quarter of 2018 opening mobile phone subscriber connections have been adjusted to exclude an estimated 23,000 subscribers impacted by the CRTC’s final pro-rating ruling in June 2018, which was effective October 1, 2018. During the first quarter of 2019, we adjusted cumulative Internet subscriber connections to add approximately 16,000 subscribers from acquisitions undertaken during the quarter.

(8)         Effective for the first quarter of 2019, with retrospective application, we have revised our definition of a wireless subscriber unit and now report mobile phone units and mobile connected device units as separate subscriber bases. As a result of the change, total subscribers and associated operating statistics (gross additions, net additions, churn, ABPU and ARPU) have been adjusted to reflect (i) the movement of certain subscriber units from the mobile phones subscriber base to the newly created mobile connected devices subscriber base, and (ii) the inclusion of previously undisclosed Internet of Things and mobile health subscriber units in our mobile connected devices subscriber base. For additional information on our subscriber definitions, see Section 11.2 Operating indicators in our first quarter 2019 Management’s discussion and analysis (MD&A).

First Quarter 2019 Operating Highlights

TELUS wireless

•                  External operating revenue increased by $34 million or 1.8 per cent driven by higher network and equipment revenues.

•                  Network revenues increased by $20 million or 1.4 per cent year-over-year to $1.5 billion. This growth was driven by 4.9 per cent subscriber growth, partly offset by declining mobile phone ARPU as discussed below.

•                  Equipment and other service revenues increased by $16 million or 3.9 per cent mainly due to more higher-value smartphones in the sales mix and growth in revenue per handset.

•                  Mobile phone ABPU of $72.19 increased slightly by 0.1 per cent as growth from customers selecting plans with larger data buckets or periodically topping up their data buckets, the introduction of our Platinum rate plan and more higher-value smartphones in the sales mix were partly offset by declines in chargeable data usage, the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods and the changing customer mix.

•                  Mobile phone ARPU of $59.33 declined by 1.5 per cent as the declines in chargeable data usage and competitive pressures on base rate plan prices mentioned above and the changing customer mix more than offset the increased number of customers selecting plans with larger data buckets.

•                  Mobile phone churn rate of 1.02 per cent improved by 8 basis points over the same period a year ago, reflecting our focus on executing customers first initiatives and retention programs, as well as our leading network quality.

Net additions of 60,000 increased by 22,000 over the same period a year ago. Mobile phone net additions of 11,000, a year-over-year increase of 14,000, driven by a lower mobile phone churn rate and higher mobile phone gross additions. We continue to focus on margin accretion growth with the focus away from non-accretive prepaid-to-postpaid mobile phone migrations. Mobile connected device net additions were 49,000, reflecting a year-over-year improvement of 8,000, driven by growth in our Internet of Things (IoT) offerings including the connected device growth arising from our subscribers expanding their IoT services to their growing customer bases, partly offset by less focus on lower-margin subsidized tablet loading.

•                  EBITDA of $908 million increased by $72 million or 8.6 per cent, while Adjusted EBITDA of $917 million increased by $71 million or 8.4 per cent over last year, reflecting higher network revenue growth driven by a larger customer base, lower employee benefits expense, higher equipment margins, and the implementation of IFRS 16 on certain expenses. Applying a retrospective IFRS 16 simulation to fiscal 2018 results, pro forma wireless Adjusted EBITDA growth was approximately 5.0 per cent.

TELUS wireline

•                  External operating revenue increased by $95 million or 6.4 per cent to $1.6 billion. This growth was driven by higher data services revenue growth, partly offset by declining legacy voice and legacy data services revenue.

•                  Data services revenues increased by $130 million or 12 per cent, reflecting growth in CCBS revenues, primarily due to growth in business volumes resulting from both organic growth and business acquisitions and increased Internet and enhanced data service revenues, reflecting higher revenue per customer, as well as an increase in our Internet subscriber base. Additionally, increased TELUS Health revenues, driven by both business acquisitions and organic growth, revenues from our home and business smart technology (including security) lines of business and increased TELUS TV revenues reflecting subscriber growth also supported data services revenue growth. This growth was partly offset by the ongoing decline in legacy data service revenues.

•                  Internet net additions of 22,000 were flat over the same quarter a year ago due to consistent customer demand for our high-speed broadband services, including fibre to the premises.

•                  TELUS TV net additions of 17,000 increased by 11,000 over the same quarter a year ago due to a lower customer churn rate from stronger retention efforts and higher gross additions from our diverse product offerings.

•                  Residential voice net losses of 11,000 improved by 5,000 over the same quarter a year ago. Residential voice subscriber losses continue to reflect the trend of substitution to wireless and Internet-based services, partially offset by bundling opportunities from our expanded fibre footprint and the success of our stronger retention efforts, including lower-priced offerings.

•                  EBITDA of $471 million increased by $38 million or 8.8 per cent, while Adjusted EBITDA of $498 million increased by $41 million or 9.0 per cent, reflecting an increased contribution from our CCBS business from organic growth, higher Internet margins, and higher TELUS Health margins inclusive of business acquisitions, and the implementation of IFRS 16 on certain expenses. Applying a retrospective IFRS 16 simulation to fiscal 2018 results, pro forma wireline Adjusted EBITDA growth was approximately 3.3 per cent.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of $0.5625 per share on the issued and outstanding Common Shares of the Company payable on July 2, 2019 to holders of record at the close of business on June 10, 2019.

TELUS announces intention to extend multi-year dividend growth program

TELUS announced its intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10 per cent from 2020 through to the end of 2022. This announcement further extends TELUS’ multi-year dividend growth program originally announced in May 2011 and extended for three additional years in each of May 2013 and May 2016. This program provides investors with ongoing clarity with respect to TELUS’ dividend growth model.

Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial situation and outlook on a quarterly basis. Our dividend payout ratio guideline in 2019 is 65 to 75 per cent of net earnings per share. So as to be consistent with the way we manage our business, we have revised our target guideline, effective January 1, 2020, to be calculated as 60 to 75 per cent of free cash flow on a prospective basis. There can be no assurance that we will maintain a dividend growth program through 2022.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•                  Paying, collecting and remitting a total of $754 million in taxes in the first quarter of 2019 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted more than $25 billion in these taxes.

•                  Disbursing spectrum renewal fees of approximately $50 million to Innovation, Science and Economic Development Canada in the first quarter of 2019, as well as investing $931 million in the recently completed 600 MHz spectrum auction. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled approximately $30 billion.

•                  Investing approximately $646 million in capital expenditures primarily in communities across Canada in the first quarter of 2019 and approximately $39 billion since 2000.

•                  Spending $1.9 billion in total operating expenses in the first quarter of 2019, including goods and service purchased of approximately $1.4 billion. Since 2000, we have spent $117 billion and $79 billion respectively in these areas.

•                  Generating a total team member payroll of $641 million in the first quarter of 2019, including payroll taxes of $51 million. Since 2000, total team member payroll totals $45 billion.

•                  Returning $655 million in dividends year-to-date through two quarterly dividend payments through April 2019 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned $16.7 billion to shareholders through our dividend and share purchase programs, including $11.5 billion in dividends, representing approximately $28 per share.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ first quarter 2019 conference call is scheduled for Thursday, May 9, 2019 at 1:30pm ET (10:30am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available on May 9 until June 15, 2019 at 1-855-201-2300. Please use reference number 1244890# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days. The TELUS annual general meeting will also be held on Thursday, May 9, 2019 at 11:30am ET (8:30am PT) and will be webcast live from telus.com/agm2019.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our outlook, updates, capital expenditure targets, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2019 outlook, as described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings of our 2018 annual MD&A, remain the same, except for the following updates:

•                  Our revised estimate for economic growth in Canada in 2019 is 1.5% (previously 2.0% as reported in our 2018 annual MD&A). For our incumbent local exchange carrier provinces in Western Canada, we currently estimate that annual rates of economic growth will be 1.9% in 2019 in B.C. (previously 2.3% as reported in our 2018 annual MD&A) and 1.2% in Alberta (previously 2.1% as reported in our 2018 annual MD&A).

•                  Our revised estimate for the unemployment rate will be 4.5% in 2019 in B.C. (previously 4.9% as reported in our 2018 annual MD&A) and 6.8% in Alberta (previously 6.2% as reported in our 2018 annual MD&A).

The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Regulatory decisions and developments including changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, such as: the potential of government intervention to further increase wireless competition, including a proposed policy direction to the CRTC; any new regulatory requirements as a result of the CRTC’s ongoing review of the wireless regulatory framework; the federal government’s announcement in its 2019 budget that it intends to propose new legislation and make necessary amendments to existing federal legislation in order to introduce a new critical cyber systems framework; the potential for government intervention concerning the CRTC’s decision on lower-cost data-only plans; changes to the cost burden associated with CRTC-mandated network interconnections; disputes with certain municipalities regarding rights-of-way bylaws, and other potential threats to unitary federal regulatory authority over telecommunications, including provincial wireless and consumer protection legislation; the impact of the CRTC’s wireline wholesale services review, with a review of rates and configurations for wholesale access currently in progress for TELUS; follow-up proceedings further to the CRTC’s report on the retail sales practices of Canada’s large telecommunications carriers; the Competition Bureau’s market study on competition in broadband services; the CRTC’s phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on unserved and underserved areas in Canada; the CRTC’s review of the price cap and local forbearance regimes; the CRTC’s proceeding to create a mandatory code of conduct to address the clarity and content of contracts for retail fixed Internet access and related issues; broadcasting-related issues, such as: the CRTC’s implementation of new initiatives discussed in its May 2018 report “Harnessing Change: The Future of Programming Distribution in Canada”; the federal government’s legislative review of the Broadcasting Act, Telecommunications Act and Radiocommunication Act as announced on June 5,

2018; the review of the Copyright Act, which began in early 2018; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale and transfer of spectrum licences, and the cost and availability of spectrum in the 3500 MHz and millimeter wave (mmWave) bands; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers; restrictions on non-Canadian ownership and control of TELUS common shares and the ongoing monitoring and compliance with such restrictions; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the provinces of Canada in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of Internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as home automation security and Internet of Things (IoT) services for Internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber unit per month (ABPU), mobile phone average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and Internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in customer care and business services (CCBS) given our competitors’ brand recognition, consolidation and strategic alliances as well as technology development and, in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct to consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential mobile phone wireless ABPU and mobile phone ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband network technologies at a reasonable cost and availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline network technologies, systems and services to reduce operating costs.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz and mmWave spectrum auctions expected to take place in 2020 and 2021, respectively. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent to new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, additional exposure to litigation or regulatory proceedings; and real estate joint venture risks.

•                  Data protection including risks that malfunctions or unlawful acts could result in the unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization.

•                  Implementation of large enterprise deals, which may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of our employee engagement.

•                  Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce debt or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS common shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including as a result of changes to applicable accounting standards or tax authorities adopting more aggressive auditing practices, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate, the impact of tariffs on trade between Canada and the U.S. and global implications of a trade conflict between the U.S. and China.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2018 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2019 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations.

Reconciliation of adjusted Net income

	Three months ended March 31
C$ and in millions	2019	2018	Change
Net income attributable to Common Shares	428	410	18
Add:
Restructuring and other costs, after income taxes	25	25	—
Adjusted Net income	453	435	18

Reconciliation of adjusted basic EPS

	Three months ended March 31
C$, per share amounts	2019	2018	Change
Basic EPS	0.71	0.69	0.02
Add:
Restructuring and other costs, after income taxes, per share	0.04	0.04	—
Adjusted basic EPS	0.75	0.73	0.02

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt.

Reconciliation of Adjusted EBITDA

	Three months ended March 31
C$ and in millions	2019	2018
Net income	437	412
Financing costs	168	156
Income taxes	157	151
Depreciation	470	411
Amortization of intangible assets	147	139
EBITDA	1,379	1,269
Add restructuring and other costs included in EBITDA	36	34
Adjusted EBITDA	1,415	1,303

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Calculation of free cash flow

	Three months ended March 31
C$ and in millions	2019	2018
EBITDA	1,379	1,269
Deduct non-cash gains from the sale of property, plant and equipment	(5)	(8)
Restructuring and other costs, net of disbursements	(33)	(4)
Effects of contract asset, acquisition and fulfilment (IFRS 15)	38	18
Effects of lease principal (IFRS 16)	(88)	—
Leases formerly accounted for as finance leases	13	—
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	19	18
Net employee defined benefit plans expense	20	25
Employer contributions to employee defined benefit plans	(16)	(21)
Interest paid(1)	(179)	(150)
Interest received	2	2
Capital expenditures (excluding spectrum licences)(2)	(646)	(650)
Free cash flow before income taxes	504	499
Income taxes paid, net of refunds received	(351)	(56)
Free cash flow	153	443

(1)         Includes $15 million interest paid on lease liabilities.

(2)         Refer to Note 31 of the interim consolidated financial statements for further information.

About TELUS

TELUS (TSX: T, NYSE: TU) is one of Canada’s largest telecommunications companies, with $14.5 billion of annual revenue and 14.0 million subscriber connections, including 9.7 million wireless subscribers, 1.9 million Internet subscribers, 1.2 million residential voice and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment, video and home and business security. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $650 million to charitable and not-for-profit organizations and volunteered more than 1.21 million days of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 13 Canadian community boards and five International boards have led the Company’s support of grassroots charities and have contributed $72 million in support of 7,000 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media relations

Francois Gaboury

(438) 862-5136

Francois.Gaboury@telus.com